UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 333-110249
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR	☑ Form 10-QSB

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Earth Biofuels, Inc.
Full Name of Registrant

Meadow Springs, Inc.
Former Name if Applicable

3001 Knox Street, Suite 407
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 2006, because the Registrant’s management and independent auditor were unable to complete the review of its consolidated financial statements by August 14, 2006.  The delay could not be cured without unreasonable effort or expense.  The Registrant further represents that it intends to file the Form 10-QSB no later than the 5th day following the date on which the Form 10-QSB was due.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dennis G. McLaughlin, III	(214)	389-9800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates significant changes in its results of operations for the three and six months ended June 30, 2006 as compared to the three and six months ended June 30, 2005 for the reasons described below.

The Registrant was originally incorporated as Meadow Springs, Inc., in the state of Nevada on July 15, 2002.  Effective November 14, 2005, the Registrant moved its domicile to Delaware by means of a merger of the Registrant with and into Earth Biofuels, Inc., a Delaware corporation, and the Registrant’s principal business was changed to the production, marketing, and distribution of alternative fuels, with an emphasis on ethanol and biodiesel fuel.  Due to the merger, change of principal business and ongoing ramp-up of operations, the Registrant anticipates significant changes in its results of operations for the three and six months ended June 30, 2006 as compared to the three and six months ended June 30, 2005.

Total revenue for the six months ended June 30, 2006 increased $4.1 million to approximately $4.8 million from approximately $673,000 for the six months ended June 30, 2005.   Total revenue for the three months ended June 30, 2006 increased $2.5 million to approximately $2.9 million from approximately $441,000 for the three months ended June 30, 2005.  Net loss for the six months ended June 30, 2006 increased $19.3 million to approximately $19.4 million from a net loss of approximately $113,000 for the six months ended June 30, 2005.   Net loss for the three months ended June 30, 2006 increased $12.8 million to approximately $12.9 million from a net loss of approximately $70,000 for the three months ended June 30, 2005.

Earth Biofuels, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ DENNIS G. MCLAUGHLIN, III
Name: Dennis G. McLaughlin, III
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).